

May 12, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Kurv ETF Trust
        Issuer CIK:         0001782952
        Issuer File Number:     333-233633/811-23473
        Form Type:      8-A12B
        Filing Date:    May 12, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Kurv Enhanced Short Maturity ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications